FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                         For the month of February 2008
                                21 February 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1   Press release of British Sky  Broadcasting  Group plc
               announcing Sky to challenge CC findings released on 21 February 2008








               BSkyB to challenge Competition Commission findings

BSkyB is to launch a legal challenge against key conclusions of the Competition Commission's report on its investment in ITV plc and the Secretary of State's consequent decision that it should dispose of the majority of its 17.9% shareholding.

Sky will lodge its application with the Competition Appeal Tribunal (CAT) on Friday 22 February 2008. The CAT has the power to quash part or all of the previous findings and to send the case back to the Competition Commission for further consideration.

                                      END

Further information

Analysts/Investors:

Robert Kingston         Tel: 020 7705 3726
Francesca Pierce        Tel: 020 7705 3337

E-mail: investor-relations@bskyb.com

Press:

Robert Fraser           Tel: 020 7705 3036
Bella Vuillermoz        Tel: 020 7800 2651

E-mail: corporate.communications@bskyb.com


Notes

The Competition Commission's report was sent to the Secretary of State on 14 December 2007. The Secretary of State announced his decision on 29 January 2008. He was obliged to accept the Competition Commission's findings that a merger had taken place and that it led to a substantial lessening of competition. He also decided to accept the remedies recommended by the Competition Commission. Both the Competition Commission and the Secretary of State will be respondents to Sky's application.

Sky will be represented by James Flynn QC and Aidan Robertson of Brick Court Chambers.








                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 21 February 2008                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary